UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K is furnished, not filed, and will not be incorporated by reference into any registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: February 13, 2020	By:	/s/ Richie Haddock
	Name:	Richie Haddock
	Title:	General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	2019 Q4 and Year-End Report Press Release dated February 12, 2020 including condensed unaudited financial statements as at and for the three months and year ended December 31, 2019 and Management’s Discussion and Analysis for the same periods.